

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

September 15, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Klaus Heinemann, Chief Executive Officer
AerCap Holdings N.V.
Evert van de Beekstraat 312
1118 CX Schipol Airport
The Netherlands
+31 20 655 9655

Re: AerCap Holdings N.V.
        Annual Report on Form 20-F for the FYE December 31, 2007
        Filed on March 21, 2008
        File No. 1-33159

Dear Mr. Heinemann:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767.

                                Sincerely,

                                Jennifer R. Hardy
                                Branch Chief, Legal